# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Palladyne AI Corp., CIK 0001826681
CUSIP: 80359A205
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 650 SOUTH 500 WEST, 650 SOUTH 500 WEST, SALT LAKE CITY, Utah (UT), 84101
Date of event which requires filing of this statement: 12/27/2024
Amends the filing with accession number 0001594543-24-000003
Filed by CIK 0001594543
Persons authorized to receive notices and communications: WILLIAM KERBER, 3917 NE 104TH, OKLAHOMA CITY, Oklahoma (OK), 73131, 405-373-6600

## Reporting persons
- KERBER WILLIAM XAVIER III (CIK 0001594543): type of reporting person: individual (IN); citizenship or place of organization: Oklahoma (OK); source of funds: personal funds (PF); sole voting power 2,092,482; shared voting power 200,000; sole dispositive power 2,092,482; shared dispositive power 200,000; aggregate amount beneficially owned 2,292,482 (7.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Palladyne AI Corp.
Address of issuer's principal executive offices: 650 SOUTH 500 WEST, 650 SOUTH 500 WEST, SALT LAKE CITY, Utah (UT), 84101

## Item 2. Identity and Background
Name of person filing: William Xavier Kerber III
Residence or business address:
3917 NE 104th ST
Oklahoma City, OK. 73131
Present principal occupation or employment:
CEO Human Mode LLC
3917 NE 104th ST
Oklahoma City, OK. 73131
Criminal convictions in the last five years: During the past 5 years, Mr. Kerber has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the past 5 years, Mr. Kerber has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Personal Funds

## Item 4. Purpose of Transaction
Purpose of transaction:
Mr. Kerber purchased the issuer's Common stock as an individual for the purposes of investment. Since the filing of the last amendment dated September 17th, 2024, Mr. Kerber has made the following changes to his holdings of the issuer's Common Stock:

* Purchases and Sales resulting in a net change of 110,555 less Common Stock owned directly
* A gift of 100,000 shares to the Vincent Kerber Irrevocable Trust
* A gift of 100,000 shares to the Katheryn Kerber Irrevocable Trust.

Mr. Kerber holds a role as an investment advisor to these two trusts and maintains shared voting and dispositive power of the Issuer's Common Stock held within them.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
As of the date of this Amendment No. 2, Mr. Kerber beneficially owns an aggregate of 2,292,482 shares of the Issuer's Common stock or 7.61% of the Issuer's outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on the 30,112,399 shares of Common Stock of the Issuer outstanding as of November 6, 2024.

This beneficial ownership consists of:
* 2,092,482 shares of Common Stock held directly by Mr. Kerber.
* 200,000 shares of Common Stock held indirectly through the Vincent Kerber and Katheryn Kerber Irrevocable trusts where he serves as an advisor.

As of the date of this Amendment, Mr. Kerber has sole voting and dispositive power of 2,092,482 shares and shared voting and dispositive power of 200,000 shares of the Issuer's Common Stock through his advisory role to these trusts.
Number of shares as to which each person has sole or shared power to vote or dispose:
As of the date of this Amendment No. 2, Mr. Kerber beneficially owns an aggregate of 2,292,482 shares of the Issuer's Common stock or 7.61% of the Issuer's outstanding shares of Common Stock. The beneficial ownership percentages used in this Schedule are calculated based on the 30,112,399 shares of Common Stock of the Issuer outstanding as of November 6, 2024.

This beneficial ownership consists of:
* 2,092,482 shares of Common Stock held directly by Mr. Kerber.
* 200,000 shares of Common Stock held indirectly through the Vincent Kerber and Katheryn Kerber Irrevocable trusts where he serves as an advisor.

As of the date of this Amendment, Mr. Kerber has sole voting and dispositive power of 2,092,482 shares and shared voting and dispositive power of 200,000 shares of the Issuer's Common Stock through his advisory role to these trusts.
Transactions in the class effected during the past sixty days:
Except as described in this Item 5(c). Mr. Kerber has not effected any transactions in the Common Stock during the past 60 days.

Date Purchase/Sale Shares Price
11/14/2024 Purchase 118,602 $1.78
11/22/2024 Sale -99,141 $4.04
12/17/2024 Purchase 32,401 $3.73
12/19/2024 Sale -1,300 $3.06
12/19/2024 Purchase 13,075 $3.11
12/20/2024 Purchase 26,700 $3.44
12/26/2024 Sale -100,892 $8.21
12/27/2024 Sale -100,000 $12.36

Date Gift Shares
12/17/2024 Vincent. Kerber Trust 100,000 $3.54
12/17/2024 Katheryn Kerber Trust 100,000 $3.54
Other persons with the right to receive dividends or sale proceeds: In addition to Mr. Kerber's beneficial ownership, The trustee of the two trusts listed in section 5(a) has the power to direct the receipt of dividends from, or the proceeds from the sale of thee Issuers Common Stock held within. As of the date of this Amendment the acting trustee is Chi Kerber, Mr. Kerber's spouse. The two trusts each hold less than 5% interest in the Issuer's Common Stock.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
As of the filing date of this Amendment, Mr. Kerber is not involved in any contracts, arrangements, under standings or relationships related to any securities of the Issuer.

## Signatures
- KERBER WILLIAM XAVIER III: William Xavier Kerber III, William Xavier Kerber III (01/02/2025)